*Final Version*

# OPERATING AGREEMENT

# OF

# PALM ENERGY SYSTEMS, LLC

**A Delaware Limited Liability Company**

**OPERATING AGREEMENT**
**OF PALM ENERGY SYSTEMS, LLC**
**A Delaware Limited Liability Company**

This Operating Agreement (this "Agreement") of PALM ENERGY SYSTEMS, LLC, a Delaware limited liability company (the "Company"), effective as of June 25, 2020, is adopted and agreed to by Rajiv Narain, ("Narain"), Francois Mahu , ("Mahu"), ISPD, Inc , ("ISPD"), and Kesan & Associates, PC, and any other Persons listed on Exhibit A, attached hereto as the Members, referred to individually as "Member" or collectively as "Members," pursuant to and in accordance with the Delaware Limited Liability Company Act (the "Act"), for the regulation and management of the Company.

## ARTICLE 1
## DEFINITIONS

1.01 Definitions. As used in this Agreement, the capitalized terms shall have the meanings set forth in Exhibit B.

1.02 Construction. Unless the context otherwise requires: (a) the gender (or lack of gender) of all words used in this Agreement includes the masculine, feminine and neuter; (b) references to Certificate and Sections (other than in connection with the Code, the Treasury Regulations or the Act) refer to Certificate and Sections of this Agreement; (c) references to Exhibits are to the Exhibits attached to this Agreement, each of which is made a part hereof for all purposes; and (d) words used in the singular shall also denote the plural, and words used in the plural shall also denote the singular. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

## ARTICLE 2
## FORMATION

2.01 Formation. The Members hereby enter into this Agreement pursuant to the requirements of the Act, and the Certificate of the Company filed with the Secretary of State of the State of Delaware.

2.02 Name. The name of the Company is "PALM ENERGY SYSTEMS, LLC," and all Company business shall be conducted in that name or such other name or names that comply with Law as the Members may select.

2.03 Registered Office; Registered Agent; Principal Office in the United States; Other Offices. The registered office of the Company required by the Act to be maintained in the State of Delaware shall be the office of the initial registered agent named in the Certificate or such other office (which need not be a place of business of the Company) as the Board of Managers may designate in the manner provided by Law. The registered agent of the Company in the State of Delaware shall be the initial registered agent named in the Certificate or such other Person or Persons as the Members may designate in the manner provided by Law. The principal office of the Company in the United States shall be at such place as the Members may designate, which need not be in the State of Delaware, and the Company shall maintain records there as required by the Act and shall keep the street address of such principal office at the registered office of the

Company in the State of Delaware. The Company may have such other offices as the Members may designate.

2.04 Purpose. The purpose for which the Company is formed is to transact any and all lawful business for which limited liability companies may be formed under the Act and which is not forbidden by the Law of the jurisdiction in which the Company engages in that business.

2.05 Foreign Qualification. Prior to the Company's conducting business in any jurisdiction other than the State of Delaware, the Company shall comply with all requirements necessary to qualify the Company as a foreign limited liability company in that jurisdiction if the failure to do so would have a material adverse effect on the business of the Company. At the request of all the Members, each Member shall execute, acknowledge, swear to and deliver all certificates and other instruments conforming with this Agreement that are necessary or appropriate to qualify, continue and terminate the Company as a foreign limited liability company in all such jurisdictions in which the Company may conduct business.

2.06 Term. The existence of the Company shall commence upon the filing of the Certificate with the Secretary of State of the State of Delaware and shall be perpetual, unless the Company is sooner dissolved in accordance with the Act or this Agreement.

## ARTICLE 3
## MEMBERS; DISPOSITIONS OF SHARES

3.01 Members. Simultaneous with the execution of this Agreement, each of the initial Members shall each be admitted to the Company as a Member.

3.02 Authorization and Issuance of Shares.

(a) Authorized and Outstanding Common Shares. A total of 1,000,000 Common Shares are hereby authorized for issuance. All Common Shares shall be issued to the Members in the amounts indicated on Exhibit A and shall be considered outstanding.

(b) Creation of Additional Shares & Additional Classes of Shares. The number of Shares authorized for issuance may be increased only by the approval of all the Members. Additional classes of Shares with different rights, preferences, and/or privileges may be created only by the approval of all the Members. Notwithstanding the foregoing rights of Members to increase the number of authorized Shares or to create additional classes of Shares, no change to the composition of the Board of Managers, the voting rights of Managers or the provisions of Article 6 may be modified or amended without the written consent of a combination of a Majority Vote of all the Members plus the approval of two (2) out of the three (3) Members. The Board of Managers may issue any remaining or additional authorized Shares (which are authorized pursuant to this Section 3.02(b) or as set forth in Section 3.02(a)) to existing Members or to other Persons, and such other Persons may be admitted to the Company as the Board of Managers may decide on such terms and conditions as the Board of Managers may determine at the time of admission. Any such admission is effective only after the new member has executed and delivered to the Company an instrument containing the notice address of the new member and the new member's ratification of this Agreement and agreement to be bound by them. Upon the creation and/or issuance of additional Shares (including new series of the same class of Shares), the Members may cause this

Agreement to be amended to reflect such creation and issuance of additional Shares, including but not limited to the amendment of Section 3.02, Article 5, Exhibit A, Exhibit B and Exhibit C, and any other provision necessary to effectuate the creation and issuance of such additional Shares.

(c) Non-Applicability. The provisions of this Section 3.02 shall not apply to Dispositions of Shares or admissions of Assignees in connection therewith, such matters being governed by Section 3.03 or Article 12.

3.03 Dispositions and Encumbrances of Shares.

(a) General Restriction. A Member may not Dispose of or Encumber all or any portion of his Shares except in strict accordance with this Section 3.03. Any attempted Disposition or Encumbrance of all or any portion of a Member's Shares, other than in strict accordance with this Section 3.03, shall be, and is hereby declared, null and void. A Disposition of all or any portion of a Member's Shares, shall only result in the Disposition of the Interests attendant to such Shares and the transferee shall only be an Assignee unless the other Members, pursuant to Section 3.03(b)(iv), consent to the admission of such Assignee as a Member and the requirements of Section 3.03(c) are met. The Members agree that a breach of the provisions of this Section 3.03 may cause irreparable injury to the Company for which monetary damages (or other remedy at law) are inadequate in view of (i) the complexities and uncertainties in measuring the actual damages that would be sustained by reason of the failure of a Member to comply with such provisions and (ii) the uniqueness of the Company's business and the relationship among the Members. Accordingly, the Members agree that the provisions of this Section 3.03 may be enforced by specific performance and/or injunctive relief.

(b) Dispositions of Shares.

(i) General Restriction. Except as provided in this Section 3.03(b), Section 3.03(d), and pursuant to Article 12, a Member may not Dispose of all or any portion of his Shares without the consent of the other Members, which may be granted or withheld in their Sole Discretion.

(ii) Estate Planning. A Member may transfer all or a portion of his Shares to a trust, limited partnership or other entity for estate planning purposes, but only if such Member Controls the trust, limited partnership or other entity. Subject to the provisions of Section 3.03(d), if such Member ceases to Control such trust, limited partnership or other entity, then such Shares shall be subject to the rights of the Company and the other Member pursuant to Article 12 as though such Member had died upon ceasing to Control such trust, limited partnership or other entity. In the event of a conflict between this Section 3.03(b)(ii) and Section 3.03(d), the provisions of Section 3.03(d) shall control.

(iii) Preferential Right.

(A) Purchase Option. If a Member desires to Dispose of all or a portion of his Shares pursuant to a bona fide offer from another Person, such Member (the "Disposing Member") shall promptly give notice thereof (the "Disposition Notice") to the Company and the other Members. The Disposition Notice shall set forth all relevant information with respect to the proposed Disposition, including the name and address of the prospective

acquirer, the purchase price (and any related information that is required by Section 3.03(b)(iii)(B)), the number of Shares that are the subject of the Disposition, and any other terms and conditions of the proposed Disposition. The Company shall have the preferential right to acquire all of such Shares for the same purchase price, and on the same terms and conditions, as are set forth in the Disposition Notice. The Company shall have 60 Days following the receipt of the Disposition Notice to give notice (the "Company Exercise Notice") to the Disposing Member and all other Members that the Company desires to exercise its preferential right. If the Company has not elected to exercise its preferential rights hereunder upon the expiration of the 60 Days, the same right is automatically transferred to the Members. At that time, the other Members shall have the preferential right to acquire all such Shares for the same purchase price, and on the same terms and conditions, as are set forth in the Disposition Notice. Each Member (other than the Disposing Member) shall have 30 Days following the expiration of the Company's preferential rights (for a total of 90 Days from the Disposition Notice) to give notice (an "Exercise Notice") to the Disposing Member that such Member (the "Purchasing Member") desires to exercise his preferential right; provided, however, if any Member elects to require an appraisal pursuant to Section 3.03(b)(iii)(B)(2), then the applicable deadline for all Members for delivering such Exercise Notice shall be 15 Days following receipt of the appraiser's decision. Any Member that does not respond during the applicable period shall be deemed to have waived such right. If there is more than one Purchasing Member, each Purchasing Member shall participate in the purchase in the same proportion that his Sharing Ratio bears to the aggregate Sharing Ratios of all Purchasing Members (or on such other basis as the Purchasing Members may mutually agree). Notwithstanding the foregoing, under no circumstances may a Member sell or attempt to sell his Shares to a competitor of the Company without the approval of the remaining Members, which such approval may be given or withheld in their Sole Discretion. Whether or not such proposed transferee is a competitor shall be determined by the other Members (i.e., excluding the Disposing Member), in their Sole Discretion.

(B) Non-Cash Consideration. If any portion of the purchase price, as disclosed in the Disposition Notice, is to be paid in a form other than cash, the following procedures shall be applicable:

(1) If any portion of the purchase price is to be represented by a promissory note (which term shall include any form of deferred payment obligation), the Disposition Notice shall set forth the terms of such promissory note. With respect to such portion of the purchase price, the Company or each Purchasing Member, as the case may be, shall have the option (to be elected in the Company Exercise Notice or the Member's Exercise Notice), either (y) to deliver an equivalent promissory note, or (z) to pay in cash the principal amount of such promissory note.

(2) If any portion of the purchase price is to be payable in a form other than cash or a promissory note, the Disposition Notice shall set forth the Disposing Member's best estimate of the fair market value thereof. If the Company or one or more Purchasing Members, as the case may be, disagree with such estimate, and if such disagreement is not resolved within 20 Days following delivery of the Disposition Notice, any such Person, by notice to the others, may require the determination of fair market value to be made by an appraiser chosen by the other Members (i.e., excluding the Disposing Member). With respect to such portion of the purchase price, the Company or each Purchasing Member, as the case may be, shall have

the option, to be elected in the Company Exercise Notice or such Member's Exercise Notice, either (y) to make such portion of the price in the same form as is specified in the Disposition Notice, or (z) to pay in cash the fair market value of such portion of the price, as so determined by agreement or by an appraisal pursuant to this Section 3.03(b)(iii)(B)(2).

(C) Closing. If the preferential right is exercised in accordance with Section 3.03(b)(iii)(A), the closing of such purchase shall occur at the principal place of business of the Company on the thirtieth Day after the expiration of the preferential right period (or, if later, the fifth Business Day after the receipt of all applicable regulatory and governmental approvals to the purchase), unless the Disposing Member and the Company or the Purchasing Members, as the case may be, agree upon a different place or date. At the closing, (I) the Disposing Member shall execute and deliver to the Company or the Purchasing Members, as the case may be, (y) an assignment of the Shares described in the Disposition Notice, in form and substance reasonably acceptable to the Company or the Purchasing Members, as the case may be, containing a general warranty of title as to such Shares (including that such Shares are free and clear of any Encumbrances) and (z) any other instruments reasonably requested by the Company or the Purchasing Members, as the case may be, to give effect to the purchase; and (II) the Company or the Purchasing Members, as the case may be, shall deliver to the Disposing Member the purchase price specified in the Disposition Notice in immediately available funds, subject to any modifications thereof required by Section 3.03(b)(iii). Following the Closing, Exhibit A attached hereto shall automatically be amended to reflect the transfer.

(D) Waiver of Preferential Right. If the Company does not deliver a Company Exercise Notice and if no Member delivers an Exercise Notice, or if Members who have delivered an Exercise Notice have elected to purchase less than all of the Shares to be sold and identified in the Disposition Notice, then the Disposing Member shall have the right, subject to compliance with the provisions of this Section 3.03, to Dispose of the Shares described in the Disposition Notice to the proposed Assignee strictly in accordance with the terms of the Disposition Notice for a period of 60 Days after the expiration of the preferential right period. If, however, the Disposing Member fails to so Dispose of the Shares within such 60 Day period, the proposed Disposition shall again become subject to the preferential right set forth in this Section 3.03(b)(iii).

(iv) Admission of Assignee as a Member. An Assignee has the right to be admitted to the Company as a Member, with the attendant Membership Rights represented by the Shares transferred, only with the approval of the remaining Members, which may be granted or withheld in their Sole Discretion. If an Assignee is admitted to the Company as a member, he shall cease to have the status of an Assignee. If an Assignee requests admission but such request is denied in accordance with this Section 3.03(b)(iv), or if the Assignee does not request admission, the Assignee shall continue to have the status of an Assignee and shall only own the Interest attendant to the Shares transferred to him.

(c) Requirements Applicable to All Dispositions and Admissions. In addition to the requirements set forth in Section 3.03(b), any Disposition of Shares, and any admission of an Assignee as a member, shall also be subject to the following requirements, and such Disposition (and admission, if applicable) shall not be effective unless such requirements are complied with; provided, however, any of the following requirements may be waived by the remaining Members:

(i) Disposition Documents. The following documents must be delivered to the other Members and must be reasonably satisfactory, in form and substance, to the other Members:

(A) Disposition Instrument. A copy of the instrument pursuant to which the Disposition is effected.

(B) Ratification of Agreement. An instrument, executed by the Member making the Disposition and his Assignee, containing the following information and agreements, to the extent they are not contained in the instrument described in Section 3.03(c)(i)(A): (i) the notice address of the Assignee; (ii) the Sharing Ratio of the Member effecting the Disposition and his Assignee (which must total the Sharing Ratio of the Member effecting the Disposition before the Disposition); (iii) if the Assignee is to be admitted as a member, the Assignee's ratification of this Agreement and agreement to be bound by them; (iv) if the Assignee is to be admitted as a member, the designation of the Assignee as a Member, (v) if the Assignee is not to be admitted as a member, an acknowledgment by the Assignee that the Interest acquired by him is subject in all respects to this Agreement; and (vi) representations and warranties by the Member and his Assignee that the Disposition (and admission, if applicable), is being made in accordance with all applicable Law.

(C) Securities Law Opinion. Unless the Shares subject to the Disposition are registered under the Securities Act and any applicable state securities Law, a favorable opinion of the Company's legal counsel, or of other legal counsel reasonably acceptable to the other Members, to the effect that the Disposition (and admission, if applicable) is being made pursuant to a valid exemption from registration under those Laws and in accordance with those Laws.

(ii) Payment of Expenses. The Member effecting a Disposition and his Assignee shall pay, or reimburse the Company for, all out-of-pocket costs and expenses incurred by the Company in connection with the Disposition (and admission, if applicable), including the legal fees incurred in connection with the legal opinion referred to in Section 3.03(c)(i)(C), on or before the tenth Day after the receipt by that Person of the Company's invoice for the amount due. If payment is not made by the date due, the Person owing that amount shall pay interest on the unpaid amount from the date due until paid at a rate per annum equal to the Default Rate.

(iii) Effective Date. Each Disposition (and admission, if applicable) complying with the provisions of this Section 3.03 is effective as of the first calendar Day of the month immediately succeeding the month in which all of the requirements of this Section 3.03(c) have been met.

(d) Limitations on the Applicability of Certain Restrictions. Notwithstanding anything contained in Section 3.03 to the contrary, any Member may transfer all or any part of his Shares to any Entity Controlled by such Member; provided, however, if such Member ceases to Control such transferee Entity, the Shares must revert back to such initial Member, otherwise such Shares shall be subject to the buy-out right of the Company and the Members pursuant to Article 12 as though the holder of such Shares had died. In addition, the transferee must agree to be bound by the provisions of this Section 3.03(d)

## ARTICLE 4
## CAPITAL CONTRIBUTIONS

4.01 Capital Contributions. The Members have made the Initial Capital Contributions described in Exhibit A.

4.02 Additional Capital Contributions. No Member shall be required to make additional capital contributions, except as otherwise agreed to in writing by all the Members.

4.03 Return of Capital Contributions. No Member is entitled to the return of any part of his Capital Contributions or to be paid interest in respect of either his Capital Account or his Capital Contributions. An unrepaid Capital Contribution is not a liability of the Company or of any other Member. No Member is required to contribute or to lend any cash or property to the Company to enable the Company to return any Member's Capital Contributions.

4.04 Advances and Guaranties by Members. If the Company does not have sufficient cash to pay its obligations, any Member(s) that may agree to do so with the consent of the remaining Members may advance all or part of the needed funds to or on behalf of the Company. An advance described in this Section 4.04 constitutes a loan from the Member to the Company, bears interest at a maximum rate of the Prime Rate plus one percent (1%) up to a maximum of ten percent (10%) from the date of the advance until the date of payment, and is not a Capital Contribution. No Member may be required to guarantee an obligation of the Company without that Member's prior written consent.

4.05 Capital Accounts.

(a) The Company shall establish and maintain a capital account ("Capital Account") for each Member in accordance with Treasury Regulations promulgated under Section 704(b) of the Code.

(b) If any additional Shares are issued in exchange for a Capital Contribution or if any Company property is to be distributed in liquidation of the Company, the Capital Accounts of the Members (and the amounts at which all Company properties are carried on its books and records utilized to maintain the Capital Accounts) shall, immediately before that issuance or distribution, as the case may be, be adjusted (consistent with the provisions of Section 704(b) of the Code and the Treasury Regulations promulgated thereunder) upward or downward to reflect any Unrealized Gain or Unrealized Loss attributable to all Company properties (as if that Unrealized Gain or Unrealized Loss had been recognized upon an actual sale of those properties immediately prior to such issuance or liquidation). If the Carrying Value of any property of the Company is properly reflected on the books of the Company at a value that differs from the adjusted tax basis of that property, this Section 4.05(b) shall be applied with reference to that Carrying Value.

## ARTICLE 5
## ALLOCATIONS AND DISTRIBUTIONS

5.01 Distributions of Free Cash Flow.

(a) Distributions to holders of all Shares. At least once per quarter, after all loans made by any Member(s) to the Company under Section 4.04 have been paid in full, Free Cash Flow shall be distributed among the Members in the following order and priority:

(i) First, subject first to the required distributions as provided for in Section 5.01(b), to the Members with any Unreturned Capital Contributions, such distributions to be made in the proportion that each such Member's Unreturned Capital Contributions bears to the aggregate Unreturned Capital Contributions of all such Members, until there are no Members with Unreturned Capital Contributions;

(ii) Second, subject first to the required distributions as provided for in Section 5.01(b), to the Members, in proportion to their respective Sharing Ratios.

The Company may repay the Unreturned Capital Contributions in whole or in part at any time.

(b) Tax Distributions. Subject to the restrictions set forth in Section 5.01(c), no later than April 15 following the end of each Taxable Year, the Company shall make a distribution of Free Cash Flow to the Members in proportion to their Sharing Ratios and in the smallest aggregate amount necessary for each Member to receive an amount equal to the sum of such Member's Hypothetical Tax Amount, less the aggregate cash distributions such Member received during such Taxable Year pursuant to Sections 5.01(a) (the "Tax Distribution"). The term "Hypothetical Tax Amount" shall mean, with respect to any Member, an amount equal to the product of (i) the then prevailing maximum federal income tax rate for individuals for such Taxable Year and (ii) the Profit allocated to such Member pursuant to this Agreement for such Taxable Year. In the event the Company's Form 1065, U.S. Return of Partnership Income, for such Taxable Year has not been prepared prior to the time the Tax Distribution is required to be made, the Members shall use the information reasonably available to it at the time in calculating the Hypothetical Tax Amount for each Member.

(c) Limitation on Distributions. Notwithstanding any other provisions of this Agreement to the contrary, the Company shall not make any distribution to the Members to the extent that, immediately after giving effect to the distribution, all liabilities of the Company, other than liabilities for which the recourse of creditors is limited to specified property of the Company, exceed the fair market value of the Company's property, except that the fair market value of property that is subject to a liability for which recourse of creditors is limited shall be included in the Company's property only to the extent that the fair market value of that property exceeds that liability.

(d) For purposes of this Section 5.01, "Unreturned Capital Contribution" shall mean the amount of a Member's Capital Contributions which have not been returned pursuant to the distribution requirements of Section 5.01(a). Amounts distributed hereunder shall be distributed within thirty (30) days after the close of each calendar quarter or more often as

determined by the Members. In addition, amounts paid to a Member or officer as compensation shall not be considered a distribution of Free Cash Flow under this Section 5.01, but a "guaranteed payment" made by the Company.

5.02 Tax Allocations. Profit and Loss of the Company shall be allocated to the Members pursuant to the terms and provisions of Exhibit C.

## ARTICLE 6
## BOARD OF MANAGERS

6.01 Management. The powers of the Company shall be exercised by or under the authority of, and the business and affairs of the Company shall be managed by its Members. The Members may exercise all such powers of the Company and do all such lawful acts, including, but not limited to, contracting for or incurring debts, liabilities and other obligations on behalf of the Company. Notwithstanding the anything else contained in this Agreement, the unanimous approval of all the Members shall be required for the following actions:

(a) The acquisition of another entity or business whether by stock or equity purchase, merger, or purchase of all or substantially all the assets;

(b) Amend the Company's Certificate or this Agreement;

(c) The conversion of the Company, merger with another entity whether or not the Company is the surviving entity, reorganization of the Company, or sale of all the outstanding Shares of the Company;

(d) Sell, lease, license, exchange, encumber, mortgage, pledge, or otherwise transfer or dispose of all or substantially all of the property or assets of the Company;

(e) The payment of any guaranteed payment, salary or other compensation to any officer, Member or Manager of the Company or to any entity owned directly or indirectly by any officer, Member or Manager of the Company.

The items listed above in clauses (a) through (e) which are subject to the approval of the Members are inclusive of all the matters subject to unanimous approval of the Members' oversight and approval, unless expressly stated otherwise in this Agreement.

6.02 Number; Election; Allocation of Votes. The Board of Managers shall initially be comprised of four (4) Managers. The initial Managers shall be Narain, Mahu, Samir Varma ("Varma") representing ISPD, and Jay Kesan ("Kesan") representing Kesan & Associates. The position held by Narain shall be referred to as the "Managing Director," the position held by Mahu shall be referred to as the "Chief Design Officer," the position held by Varma shall be referred to as the "Chief Financial Officer," and the position held by Kesan shall be referred to "General Counsel." A Manager shall serve a one (1) year term or until his or her respective death, removal or resignation. For matters properly presented and subject to the vote of the Board of Managers, each Manager shall have one vote.

6.03 Removal; Vacancies. Except as provided below, a Manager may be removed at anytime in the same manner in which such Manager is elected or appointed. Any vacancy in the Board of Managers may be filled by the Members in the same manner in which such Manager is elected. A Manager may also be removed for Cause by a combination of a Majority Vote of the Members plus the approval of at least two (2) Members (excluding the Manager subject to such removal action). A determination that a Manager has been removed for Cause will be binding on such removed Manager unless disputed in writing by the Manager being so removed within sixty (60) days after such removal. For purposes of this Agreement, "Cause" shall mean the occurrence of any of the following: (i) a Manager's gross negligence, fraud or willful violation of any law committed in connection with the Manager's status as a Manager of the Company, (ii) conviction of, or a plea of nolo contendere with respect to, a first or second degree felony or any crime of theft, fraud or moral turpitude; (iii) the act of a Manager of embezzlement or misappropriation of Company funds or any other material acts of dishonesty, or (iv) securing any personal profit, opportunity or benefit by a manager not thoroughly disclosed to and approved by the Company in connection with any transaction entered, to be entered, or that may be entered into on behalf of the Company which would also be a violation of Article 8 if such Manager were or is a Member. Once a Manager has been removed for "Cause" and after final resolution that such removal was appropriate (i.e. after a failure to dispute the determination within sixty (60) days or a final resolution that such removal was appropriate after a dispute), such Manager position shall be filled and removed by a Majority Vote of the Members (excluding the removed Manager if such Manager is also a Member). Such removed Manager may never be a Manager again after being so removed without the unanimous approval of the Members (excluding the removed Manager if such Manager is also a Member).

6.04 Regular Meetings. Regular meetings of the Board of Managers shall be scheduled on a quarterly basis by the Managing Director and notice shall be provided ten (10) days in advance to each Manager, either personally or by mail, telephone, or by confirmed fax or email.

6.05 Special Meetings. Special meetings of the Board of Managers may be called by any Manager on forty-eight (48) hours notice to each Manager, either personally or by mail, telephone, or by confirmed fax or email.

6.06 Quorum; Voting. At all meetings of the Board of Managers, the presence of a majority of the votes allocated to the Managers pursuant to Section 6.02 above shall be necessary and sufficient to constitute a quorum for the transaction of business unless a greater number is required by law. At a meeting at which a quorum is present, the affirmative vote of a majority of the votes allocated to the Managers pursuant to Section 6.02 above shall be the act of the Managers, except as otherwise provided by law or this Agreement. If a quorum shall not be present at any meeting of the Board of Managers, the Managers present at the meeting may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present.

6.07 Attendance and Waiver of Notice. Attendance of a Manager at any meeting shall constitute a waiver of notice of such meeting, except where a Manager attends a meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board of Managers need be specified in the notice or waiver of

notice of such meeting. If present, Managers shall have no right to object to the transaction of business on the ground that the meeting is not lawfully called or convened.

6.08 Compensation. Managers, as such, shall not receive any stated salary for their management related services, provided that nothing contained in this Agreement shall be construed to preclude any Manager from serving the Company in any other capacity and receiving compensation for such service.

6.09 Actions Without a Meeting and Telephone Meetings. Notwithstanding any provision contained in this Article 6, all actions of the Board of Managers provided for herein may be taken by written consent without a meeting, or any meeting thereof may be held by means of a conference telephone, videoconference or similar communications equipment; provided, however, that any such action that may be taken by the Board of Managers without a meeting shall be effective only if (i) at least twenty-four hours notice of such written consent or telephone conference be provided (by telephone, personal delivery or confirmed fax or email) to all Managers, and (ii) the written consent or consents are in writing, set forth the action so taken, and are signed by the number of Managers needed to take action if such action were taken by the Managers at a meeting of the Managers with all Managers present.

6.10 Officers.

(a) The Board of Managers may designate one or more persons to be other Officers of the Company. No officer need be a Member or Manager. Each officer shall hold office until such person's successor shall be duly designated and shall qualify or until such person's death or until such person shall resign or shall have been removed in the manner hereinafter provided. Any number of offices may be held by the same person. The salaries or other compensation, if any, of the officers and agents of the Company shall be fixed from time to time by the Board of Managers. Any officer may be removed as such, either with or without cause, by the Board of Managers whenever in their judgment the best interests of the Company will be served thereby. Any vacancy occurring in any office of the Company may be filled by the Board of Managers.

(b) Narain shall be the initial Managing Director of the Company, and as such is empowered with the authority and responsibility to oversee the day-to-day operations of the Company subject to the provisions of this Agreement and the oversight rights of the Board of Managers set forth in Section 6.01 above. Varma shall be the initial Treasurer of the Company, Kesan shall be the initial General Counsel, and Varma and Kesan are empowered with the authority and responsibility to keep, maintain and preserve the Company's financial and legal records respectively.

(c) Compensation. Compensation for officers shall be set by the Board of Managers pursuant to Section 6.01(e) of this Agreement. However, officers shall only be entitled to compensation for services actually rendered (which may include base salary or guaranteed payments and sales commissions) Furthermore, the Company shall not be obligated to pay compensation to officers which would otherwise render the Company insolvent or which would exceed market rate for the positions they each hold.

## ARTICLE 7
## RIGHTS OF MEMBERS

7.01 Meetings

(a) General. All meetings of the Members shall be held at the principal place of business of the Company or at such other place within or without the State of Delaware as shall be determined by the Board of Managers. Notice for any regular or special meeting shall be given as set forth in this Article 7 and shall state the general purpose of such meeting.

(b) Annual Meeting. An annual meeting of the Members, for the transaction of all business as may properly come before the meeting, shall be held at such place, within or without the State of Delaware, on such date and at such time as the Board of Managers shall fix, which date shall be within 13 months subsequent to the date of formation of the Company or the last annual meeting of the Members, whichever most recently occurred, unless there is no business to be transacted by the Members, then no meeting shall be required.

(c) Special Meetings. Special meetings of the Members for any proper purpose or purposes may be called at any time by the Board of Managers upon five (5) days' written notice to all Members setting forth the date, location and purpose of such meeting.

7.02 Conduct of Meetings. All meetings of the Members shall be presided over by the Board of Managers, who shall determine the order of business and the procedure at the meeting. The Managers or Secretary of the Company, if one is appointed, shall keep regular minutes of the meetings, which minutes shall be placed in the minute book of the Company.

7.03 Action without a Meeting. Any action required or permitted to be taken at any annual or special meeting of the Members may be taken without a meeting, without prior notice, and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the Members having not fewer than the minimum number of votes that would be necessary to take action at a meeting at which all Members entitled to vote on the action were present and voted. Every written consent shall bear the date of signature of the Members. A telegram, telex, cablegram or similar transmission by the Members, or a photograph, photostat, facsimile or similar reproduction of a writing signed by the Members, shall be regarded as signed by the Members for purposes of this section

## ARTICLE 8
## COVENANTS

8.01 Non-Competition. For a period beginning on the execution of this Agreement and for one (1) year after ceasing to be a Member, each Member agrees not to, directly or indirectly, either individually, in partnership, jointly, or in conjunction with, or on behalf of, any individual or entity, Affiliate, firm, partnership, corporation, limited liability company, or unincorporated association or entity of any kind, engage in the Business (defined below) within the Territory (defined below). For purposes of this Agreement, "Business" shall mean all aspects of renewable energy systems and services. For purposes of this Agreement, "Territory" shall mean the United States of America. This covenant shall apply to all Entities Controlled by any of Narain and Mahu and as though they are Members, for so long as such individual is a Member or such individual

Controls such Entity. This covenant shall automatically terminate upon and shall not survive the dissolution of the Company.

8.02 Devotion of Time. For so long as Narain and Mahu are receiving compensation for services rendered from the Company, each agrees to devote as much time as necessary in order to perform the duties assigned to them pursuant to this Agreement and as otherwise assigned by the Board of Managers and agreed to in writing.

8.03 Non-Solicitation. Each Member agrees not to solicit, divert, or take away, or attempt to solicit, divert, or take away, any customers, employees or contractors of the Company related to the Business that are located within the Territory for the purpose of providing products or services within the Territory that are the same as, or substantially similar to, those provided by the Company for so long as they are Members and for a period of one (1) year thereafter. This covenant shall apply to all entities controlled by any of Narain, Mahu, Varma, and Kesan as though they are Members, for so long as such individual is a Member or such individual Controls such entity. This covenant shall automatically terminate upon and shall not survive the dissolution of the Company.

8.04 Corporate Opportunities. Each Member agrees, for so long as such Member is a Member, to submit all corporate opportunities within the scope of or related to the Business and any opportunity the Company could take advantage of considering the resources, assets and strategic direction of the Company ("Company Opportunities") to the Board of Managers. No Member shall have the right to pursue such Company Opportunities, unless (i) the Company has decided not to pursue such Company Opportunities, (ii) the Company Opportunity is not directly competitive with the Business, and (iii) the pursuit of such opportunity by such Member does not hinder or prevent such Member from performing his duties to the Company hereunder and as otherwise delegated to such Member by the Company. If the Member submitting the Company Opportunity to the Board of Managers is also a Manager, then such Manager shall be excluded from such vote. This covenant shall apply to all Entities Controlled by any of Narain, Mahu, Varma, and Kesan as though they are Members, for so long as such individual is a Member or such individual Controls such Entity. This covenant shall automatically terminate upon and shall not survive the dissolution of the Company.

8.05 Confidentiality.

(a) For so long as they are Members and for a period of three (3) years thereafter, each Member agrees to not use or disclose, in whole or in part, directly or indirectly, Confidential Information (defined below), except as required to carry out the duties of such Member hereunder or as an officer, employee or agent of the Company. Notwithstanding the foregoing, each Member shall not be subject to the restrictions of this Section 8.05 with respect to information that:

(i) is known by such Member prior to the formation of the Company;

(ii) becomes generally available to the public, other than as a result of a breach by any Member of their obligations under this Agreement;

(iii) becomes available to any Member on a non-confidential basis from a source which lawfully obtained such information and is not bound by a confidentiality agreement with the Company; or

(iv) is required to be disclosed by a judicial or administrative proceeding after all reasonable legal remedies for maintaining such information in confidence have been exhausted including giving the Company notice of the possibility of such disclosure so that the Company may attempt to obtain a protective order concerning such disclosure.

(b) For purposes of this Agreement, "Confidential Information" shall mean information relating to Company, software, methods, research, development, marketing, financial information, products, business plans, customers, suppliers, personnel, organizational, managerial, and other business-related activities or information.

(c) The covenants in this Section 8.05 shall apply to all Entities Controlled by any of Narain, Mahu, Varma, and Kesan as though they are Members, for so long as such individual is a Member or such individual Controls such Entity. The covenants in this Section 8.05 shall automatically terminate upon and shall not survive the dissolution of the Company.

8.06 Assignment of Innovations.

(a) Each Member does and hereby assigns to the Company or the Company's designee all of such Member's right, title, and interest in and to any and all Innovations (defined below). To the extent any of the rights, title and interest in and to the Innovations cannot be assigned to the Company, such Member hereby grants to the Company an exclusive, royalty-free, transferable, irrevocable, worldwide license (with rights to sublicense through multiple tiers of sublicensees) to practice such non-assignable rights, title and interest. To the extent any of the rights, title and interest in and to the Innovations can neither be assigned nor licensed to the Company, such Member hereby irrevocably waives and agrees never to assert such non-assignable and non-licensable rights, title and interest against the Company or any of the Company's successors in interest. This Section 8.06(a) shall not apply to any Innovations that (a) do not relate, at the time of conception, reduction to practice, creation, derivation, development or making of such Innovation to the Company's business or actual or demonstrably anticipated research, development or business; and (b) were developed entirely on such Member's own time; and (c) were developed without use of any of the Company's equipment, supplies, facilities or trade secret information; and (d) did not result from any work such Member performed for the Company.

(b) Each Member agrees to perform, during and after their status as a Member, all acts that the Company deems necessary or desirable to permit and assist the Company, at its expense, in obtaining and enforcing the full benefits, enjoyment, rights and title throughout the world in the Innovations as provided to the Company under this Section 8.06. If the Company is unable for any reason to secure a Member's signature to any document required to file, prosecute, register or memorialize the assignment of any rights or application or to enforce any right under any Innovations as provided under this Agreement, such Member hereby irrevocably designates and appoints the Company and the Company's duly authorized officers and agents as such Member's agent and attorney-in-fact to act for and on such Member's behalf and instead of such Member to take all lawfully permitted acts to further the filing, prosecution, registration,

memorialization of assignment, issuance, and enforcement of rights under such Innovations, all with the same legal force and effect as if executed by such Member. The foregoing is deemed a power coupled with an interest and is irrevocable.

(c) "Innovations" means all concepts, techniques, processes, methods, systems, designs, computer programs, source documentation, trade secrets, formulas, development or experimental work, work in progress, website development, software (including programming code of any kind), forecasts, proposed and future products, marketing plans, advertising plans, business plans, patent strategies, website design, graphic design, employment or compensation policies, pricing, customers and suppliers, discoveries, designs, developments, improvements, patents, patent applications, inventions (whether or not protectable under patent laws), works of authorship, information fixed in any tangible medium of expression (whether or not protectable under copyright laws), trade secrets, know-how, ideas (whether or not protectable under trade secret laws), mask works, trademarks (whether registered or not), service marks, trademark and service mark applications, trade names and trade dress.

8.07 The parties acknowledge that a breach of the terms and provisions of this Article 8 would cause irreparable harm to the other party not adequately compensable by monetary damages. As such, each party hereto shall have the right to take such action as it deems necessary to protect or enforce its rights hereunder, including without limitation, seeking injunctive relief and any other remedies as may be available in law or equity.

## ARTICLE 9
## OTHER RIGHTS AND DUTIES OF MEMBERS

9.01 Withdrawal. Except in connection with the buy-out of a Member pursuant to Article 12, no Member has the right or power to Withdraw without the consent of the Board of Managers or a Majority Vote of all the Members (excluding the Member requesting the right to Withdraw).

9.02 Access to Books and Records. In addition to the other rights specifically set forth in this Agreement, each Member and each Assignee is entitled to all information to which that Member or Assignee is entitled to have access pursuant to the Act under the circumstances and subject to the conditions therein stated. The Members (on behalf of themselves and their Assignees) agree, however, that the Board of Managers may determine, due to contractual obligations, business concerns or other considerations, that certain information regarding the business, affairs, properties and financial condition of the Company should be kept confidential and not provided to some or all Assignees, and that it is not just or reasonable for those Assignees (or representatives thereof) to examine or copy that information. Except as provided in the Act, each Member and Assignee shall reimburse the Company for all costs and expenses incurred by the Company in connection with such Member's or such Assignee's inspection and copying of the Company's books and records. An Assignee shall not have any of the rights described in the Act to require information or account of transactions of the Company or to make inspection of the books and records of the Company, except to the extent such rights are also conferred on Assignees pursuant to the Act.

9.03 Liability to Third Parties. No Member shall be liable for the debts, obligations or liabilities of the Company, including but not limited to contractual obligations or obligations under a judgment decree or order of a court.

9.04 Expulsion. A Member may not be Expelled except as a consequence of the buy-out provisions set forth in Article 12.

## ARTICLE 10
## EXCULPATION AND INDEMNIFICATION

10.01 Exculpation. Except for breach of this Agreement, neither the Members, the Managers, nor any employee or agent of the Company, shall be liable, responsible or accountable in damages or otherwise to the Company or the Members for any action taken or failure to act (even if such action or failure to act constituted the negligence of a person, including the person for whom exculpation is sought hereunder) on behalf of the Company within the scope of the authority conferred on the person described in this Agreement or by Law unless such act or omission was performed or omitted fraudulently or constituted gross negligence or willful misconduct. TO THE EXTENT THAT, AT LAW OR IN EQUITY, THE MEMBERS, MANAGERS OR ANY EMPLOYEE OR AGENT OF THE COMPANY HAS DUTIES (INCLUDING FIDUCIARY DUTIES) AND LIABILITIES RELATING TO THE COMPANY, SUCH MEMBER, MANAGER, EMPLOYEE OR AGENT OF THE COMPANY ACTING UNDER THIS AGREEMENT SHALL NOT BE LIABLE TO THE COMPANY OR THE MEMBERS FOR HIS RELIANCE ON THE PROVISIONS OF THIS AGREEMENT. THE PROVISIONS OF THIS AGREEMENT, TO THE EXTENT THAT THEY EXPAND OR RESTRICT THE DUTIES AND LIABILITIES OF THE MEMBERS, MANAGERS, EMPLOYEES AND AGENTS OF THE COMPANY OTHERWISE EXISTING AT LAW OR IN EQUITY, ARE AGREED BY THE MEMBERS AND MANAGERS TO REPLACE SUCH OTHER DUTIES AND LIABILITIES OF THE MEMBERS, MANAGERS, EMPLOYEES AND AGENTS OF THE COMPANY.

10.02 Indemnification.

(a) Right to Indemnification. Subject to the limitations and conditions provided in this Article 10, each Person who was or is made a party or is threatened to be made a party to or is involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, arbitrative or investigative (hereinafter a "Proceeding"), or any appeal in such a Proceeding or any inquiry or investigation that could lead to such a Proceeding, by reason of the fact that he, or a Person of whom he is the legal representative, is or was a Member, Manager or officer of the Company or while a Member, Manager or officer of the Company is or was serving at the request of the Company as a member, manager, director, officer, partner, venturer, proprietor, trustee, employee, agent or similar functionary of another foreign or domestic limited liability company, corporation, partnership, joint venture, sole proprietorship, trust, employee benefit plan or other enterprise shall be indemnified by the Company to the fullest extent permitted by the Act, as the same exist or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Company to provide broader indemnification rights than said Law permitted the Company to provide prior to such amendment) against judgments, penalties (including excise and similar taxes and punitive damages), fines, settlements

and reasonable expenses (including attorneys' fees) actually incurred by such Person in connection with such Proceeding, and indemnification under this Section 10.02(a) shall continue as to a Person who has ceased to serve in the capacity which initially entitled such Person to indemnity hereunder. The rights granted pursuant to this Section 10.02(a) shall be deemed contract rights, and no amendment, modification, or repeal of this Section 10.02(a) shall have the effect of limiting or denying any such rights with respect to actions taken or Proceedings arising prior to any such amendment, modification or repeal. It is expressly acknowledged that the indemnification provided in this Section 10.02(a) could involve indemnification for negligence or under theories of strict liability.

(b) Advance Payment. The right to indemnification conferred in Section 10.02(a) shall include the right to be paid or reimbursed by the Company the reasonable expenses incurred by a Person of the type entitled to be indemnified under Section 10.02(a) who was, is or is threatened to be made a named defendant or respondent in a Proceeding in advance of the final disposition of the Proceeding and without any determination as to the Person's ultimate entitlement to indemnification; provided, however, the payment of such expenses incurred by any such Person in advance of the final disposition of a Proceeding, shall be made only upon delivery to the Company of a written affirmation by such Person of his good faith belief that he has met the standard of conduct necessary for indemnification under Section 10.02(a) and a written undertaking, by or on behalf of such Person, to repay all amounts so advanced if it shall ultimately be determined that such indemnified Person is not entitled to be indemnified under Section 10.02(a) or otherwise.

10.03 Nonexclusivity of Rights. The right to indemnification and the advancement and payment of expenses conferred in Section 10.02 shall not be exclusive of any other right which a Member, Manager or other Person indemnified pursuant to Section 10.02 may have or hereafter acquire under any Law, provision of the Certificate or this Agreement, agreement, vote of Members, Managers or otherwise.

10.04 Insurance. The Company may, but shall not be required to, purchase and maintain insurance, at its expense, to protect itself and any Person who is or was serving as a Member, Manager or officer of the Company or is or was serving at the request of the Company as a member, manager, director, officer, partner, venturer, proprietor, trustee, employee, agent or similar functionary of another foreign or domestic limited liability company, corporation, partnership, joint venture, sole proprietorship, trust, employee benefit plan or other enterprise against any expense, liability or loss, whether or not the Company would have the power to indemnify such Person against such expense, liability or loss under Section 10.02.

## ARTICLE 11
## BOOKS, RECORDS, REPORTS AND BANK ACCOUNTS

11.01 Books and Records. The Company shall keep or cause to be kept at the principal office of the Company complete and accurate books and records of the Company, with supporting documentation of the Company's transactions and the conduct of its business. The records shall include:

(a) complete and accurate information regarding the state of the business and financial condition of the Company (i.e. balance sheet and income statement);

(b) a copy of the Certificate and this Agreement and all amendments thereto;

(c) a current list of the names and last known business, residence or mailing address of all Members;

(d) the number of Shares held by each Member; and

(e) the Company's federal, state and local tax returns for the Company's six most recent tax years.

11.02 Reports. On or before the one hundred twentieth Day following the end of each Taxable Year during the term of the Company, the Company shall cause each Member to be furnished with a balance sheet, an income statement and a statement of changes in Members' Capital Accounts of the Company for, or as of the end of, that Taxable Year. These financial statements must be prepared in accordance with accounting principles (except as therein noted) used by the Company in maintaining its books and records. The Company shall bear the costs of all these reports.

11.03 Accounts. The Company shall establish one or more separate bank and investment accounts to deposit its funds, which shall be maintained in the Company's name. The Company's funds may not be commingled with the funds of any Member or any other Person.

## ARTICLE 12
## MEMBER BUY-OUT EVENTS

12.01 Buy-Out Events. This Article 12 shall apply to the Members upon any of the following events (each a "Buyout Event"):

(a) a Member shall die,

(b) a Member shall become Bankrupt;

(c) a Member shall commit a Default;

(d) a Member shall commit a Material Default;

(e) a Member shall become Disabled; or

(f) a Divorce or Spouse's Death shall occur.

In each case, the Member with respect to whom a Buyout Event has occurred is referred to herein as the "Affected Member."

12.02 Procedure for Member-Related Buyout Events. In the case of a Buyout Event set forth in Section 12.01(a) (Member death), Section 12.01(b) (Member Bankruptcy), Section 12.01(c) (Member Default), Section 12.01(d) (Member Material Default), and Section 12.01(e)

(Member Disability), the Company may give notice thereof to the Affected Member (or his representative) (in each case, the "Buyout Notice"). The Company, determined by the Board of Managers (excluding the Affected Member if he is a Manager), shall have the option (the "Company's Option") to acquire some or all of the Shares of the Affected Member, by notifying the Affected Member (or his representative) of such exercise, within 90 Days following receipt of the Affected Member's notice (the "Company's Option Period"). If the Company does not provide notice within the Company's Option Period as to all the Shares of the Affected Member, each of the other Members shall have the option (the "Secondary Option") to acquire all the remaining Shares of the Affected Member, by notifying the Affected Member (or his representative) of such exercise within 30 Days (the "Secondary Option Period") of the expiration of the Company's Option Period. Any Member that does not exercise his Secondary Option within the Secondary Option Period shall be deemed to have waived his Secondary Option. If more than one Member exercises his Secondary Option, each exercising Member shall participate in the purchase in the same proportion that his Sharing Ratio bears to the aggregate Sharing Ratios of all exercising Members (or on such other basis as the exercising Members may mutually agree). Failure of the Affected Member to give the required notice shall not prevent the Company or other Members from exercising their option contained herein.

12.03 Procedure for Spouse-Related Buyout Events. In the case of a Buyout Event set forth in Section 12.01(f) (Divorce or Spouse's Death) shall occur, the Affected Member shall promptly give notice thereof to the Company and the other Members. The Affected Member shall have the option (the "Spouse's Option") to acquire such Spouse's Portion, by notifying the Affected Member's spouse or former spouse (or his representative) of such exercise within 60 Days (the "Spouse's Option Period") following the occurrence of the Buyout Event. If the Affected Member acquires his Spouse's Portion by will, intestate succession, divorce decree, martial agreement, or by any other agreement or order, then this Section 12.03 shall not apply. If the Affected Member does not provide notice within the Spouse's Option Period or elects to acquire less than all of the Spouse's Portion, the Company, determined by the Board of Managers (excluding the Affected Member if such Member is a Manager), shall have the option (the "Company's Secondary Option") to acquire such remaining Spouse's Portion, by notifying the Affected Member's spouse or former spouse (or his representative) of such exercise, within 120 Days following the receipt of the Affected Member's notice of the Buyout Event (the "Company's Secondary Option Period"). If neither the Affected Member nor the Company provide notice within the applicable period provided in this Section 12.03 or elect to acquire less than all of the Spouse's Portion, then each other Member shall have the option (the "Third Option") to acquire such remaining Spouse's Portion, by notifying the Affected Member's spouse or former spouse (or his representative) of such exercise within 150 Days following such Member's receipt of the notice described in the first sentence of this Section 12.03 (the "Third Option Period"). Any Member that does not respond during the Third Option Period shall be deemed to have waived his Third Option. If more than one Member exercises his Third Option, each exercising Member shall participate in the purchase in the same proportion that his Sharing Ratio bears to the aggregate Sharing Ratios of all exercising Members (or on such other basis as the exercising Members may mutually agree). Failure of the Affected Member to give the required notice shall not prevent the Company or other Members from exercising their option contained herein.

12.04 Purchase Price. The Person that is required to sell his Shares or the Person that is required to sell the Spouse's Portion pursuant to this Article 12 is referred to herein as the "Seller,"

and the Persons that exercises a right to purchase Shares or the Person that exercises a right to purchase a Spouse's Portion pursuant to this Article 12 are referred to herein as the "Buyers." The purchase price for Shares or a Spouse's Portion being purchased pursuant to this Article 12, other than as provided for in Section 12.07, and other than pursuant to Section 12.01(d) (Member Material Default) (the "Purchase Price") shall be the fair market value of such Shares or Spouse's Portion, which shall be determined as follows: The Seller and the Buyers shall attempt to agree upon the fair market value of the applicable Shares or Spouse's Portion, and if those Persons do not reach such agreement on or before the thirtieth Day following the exercise of the applicable option, any such Person, by notice to the others, may require the determination of fair market value to be made by an appraiser chosen by the Board of Managers (excluding the Affected Member if such Member is a Manager). In the case of a buy-out pursuant to Section 12.01(d) (Member Material Default), the Purchase Price for the applicable Shares shall be the lesser of (i) one half (1/2) the fair market value of such Shares (as determined above) and (ii) the fair market value of such Shares (as determined above) minus the actual damages suffered by the Company resulting from the Material Default.

12.05 Closing. If any option to purchase is exercised in accordance with the other provisions of this Article 12, the closing of such purchase shall occur at the principal place of business of the Company on the thirtieth Day after the determination of the Purchase Price pursuant to Section 12.04 (or, if later, the fifth Business Day after the receipt of all applicable regulatory and governmental approvals to the purchase), unless the parties to such closing agree upon a different place or date. At the closing, (a) the Seller shall execute and deliver to the Buyers (i) an assignment of the Seller's Shares or Spouse's Portion (as applicable), in form and substance reasonably acceptable to the Buyers, containing a general warranty of title as to such Shares or Spouse's Portion (including that such Shares or Spouse's Portion are free and clear of any Encumbrances), and (ii) any other instruments reasonably requested by the Buyers to give effect to the purchase; and (b) the Buyers shall deliver to the Seller the Purchase Price in immediately available funds; provided, that if the Purchase Price to be paid by any Buyer exceeds $50,000, such Buyer may elect to pay the excess of such Purchase Price in one or more promissory notes having a term of not more than five years and bearing interest at the Prime Rate plus two percent (2%) not to exceed twelve percent (12%). Upon the closing, Exhibit A attached hereto shall automatically be amended to adjust the number of Shares held and the Sharing Ratio of each Member to reflect the effect of the purchase.

12.06 Relationship of Buyout and Disposition Provisions. The following sets forth the relationship among this Article 12 and Section 3.03 (regarding Dispositions of Shares and admission of Assignees):

(a) Death. If the Buyout Event is the death of the Affected Member, then the Affected Member shall automatically cease to be a Member upon the occurrence of such Buyout Event. If the Company or the other Members purchase all of the Affected Member's Shares pursuant to this Article 12, the Assignees of such Affected Member shall have no further rights with respect to such Shares (except the right to receive the Purchase Price in accordance with Sections 12.04 and 12.05). If, however, the Company or the other Members do not purchase all of the Affected Member's Shares pursuant to this Article 12, the Assignees of the Affected Member may request admission to the Company as a member pursuant to Section 3.03(b)(iv). If

such Assignees do not request admission, then such Assignees shall remain Assignees and shall only own the Affected Member's Interest represented by the Shares held by such Assignees.

(b) Bankruptcy, Default, or Disability. If the Buyout Event is the Bankruptcy, Default, or Disability of the Affected Member, then the Affected Member shall cease to be a Member. If the Company or the other Members purchase all of the Affected Member's Shares pursuant to this Article 12, however, (i) such purchase shall constitute an Expulsion of the Affected Member, and (ii) the Affected Member shall have no further rights with respect to such Shares (except the right to receive the Purchase Price in accordance with Sections 12.04 and 12.05). If, however, the Company or the other Members do not purchase all the Affected Member's Shares, then such Affected Member shall be deemed to be an Assignee with respect to the Shares not purchased and shall only own the Interest attendant to such Shares.

(c) Divorce or Spouse's Death. If the Buyout Event is a Divorce or Spouse's Death, then the Affected Member shall not cease to be a Member. If the Company or the other Members purchase the applicable Spouse's Portion pursuant to this Article 12, the spouse or former spouse (or his representative) shall have no further rights with respect to such Spouse's Portion (except the rights to receive the Purchase Price in accordance with Sections 12.04 and 12.05). If, however, the Company or the other Members do not purchase all of such Spouse's Portion, then such spouse or former spouse (or his representative) shall be deemed to be an Assignee and shall only own the Interest attendant to such remaining Spouse's Portion and shall have no right to be admitted to the Company as a Member.

12.07 Buy out of a Member.

(a) Subject to the provisions of this Section 12.07(a), a Member may elect to resign all of his positions with the Company and withdraw from the Company as a Member, and then require the Company to purchase all of his outstanding Shares on the terms and conditions stated in this Section 12.07 ("Put Option"). In order to exercise the Put Option, a Member must provide the Company with prior written notice of his exercise of the Put Option and specifically reference this Section 12.07 ("Put Option Notice"). In addition, his resignation and withdrawal may be made conditional by such Member upon the consummation of the Put Option sale if so stated in the Put Option Notice. A Member may exercise his Put Option only if such Member: (i) is not in breach of any agreement with the Company, including but not limited to this Agreement, any employment agreement, assignment agreement, non-competition agreement or non-solicitation agreement, and (ii) no other Member has exercised his Put Option under this Section 12.07 during the twenty four (24) months preceding such election. If the Company objects to the exercise of the Put Option pursuant to clause (i) or (ii) above, the Company shall so inform the exercising Member within fifteen (15) days of receipt of the Put Option Notice, otherwise such claim(s) shall be waived, but only with respect to the pre-condition for the exercise of the Put Option, not as to any claims or causes of action generally.

(b) Upon the exercise of a Member's Put Option pursuant to Section 12.07(a), the Company shall purchase such Member's Shares at a purchase price equal to the lesser of (i) three (3) times the Company's earnings before interest, taxes, depreciation and amortization (EBITDA) for the prior twenty-four (24) months of operations as reported on the Company's income statements, or (ii) three (3) times the Company's EBITDA for the prior twelve (12) months

of operations as reported on the Company's income statement, in each case, then multiplied by such Member's Sharing Ratio, and in each case, plus the Unreturned Capital Contribution of such Member on the date of withdrawal (the "Put Option Purchase Price"). Notwithstanding the foregoing, if the Company has reason to believe the Put Option Purchase Price will be above fair market value, then the Company may, upon written notice to the selling Member, order an appraisal from a senior appraiser licensed or accredited by the American Society of Appraisers chosen by the Company and not subject to the selling Member's reasonable objection. The appraiser shall determine the fair market value of the Company. The Put Option Purchase Price shall then be equal to the lesser of the appraised fair market value of the Shares multiplied by seventy-five percent (75%) or the value determined by the formula above. The Company shall pay the cost of the appraisal.

(c) The Put Option Purchase Price to be paid upon the exercise of a Member's Put Option may be paid, at the Company's option, in cash or by a promissory note payable in not more than sixty (60) months, in each case, with the outstanding principal bearing interest at a fixed rate of interest equal to the Prime Rate plus two percent (2%) not to exceed twelve percent (12%). The promissory note shall be secured by a pledge of the Shares transferred which shall be evidenced by a Pledge Agreement in a form reasonably satisfactory to the Company. The Company shall not be in breach of this Section 12.07 if the Company does not make a payment on the promissory note on account of the fact that the monthly payment of the purchase price as set forth in Section 12.07(c) requires the use of, on average, more than a percentage of Free Cash Flow equal to such selling Member's Sharing Ratio just prior to withdrawal pursuant to Section 12.07(a). If the monthly payment is in excess of the restriction in the foregoing sentence, then the monthly payment shall be reduced to the amount of actual Free Cash Flow multiplied by such Member's Sharing Ratio just prior to his withdrawal in connection with the exercise of his Put Option under Section 12.07(a). The excess amount will be added to the promissory note as additional principal owed at the maturity date of the note.

(d) The closing of the purchase pursuant to this Section 12.07 shall take place fifteen (15) days after the final determination of the Put Option Purchase Price at the Company's principal office.

## ARTICLE 13
## MEDIATION

13.01 Mandatory Submission of Disputes to Mediation. Any dispute regarding the construction, interpretation, performance, validity or enforceability of any provision of the Certificate or this Agreement, whether any Person is in compliance with, or breach of, any provisions of the Certificate or this Agreement or any other dispute of a legal nature arising under the Certificate or this Agreement, including but not limited to determinations of Default, Material Default, or for Cause events, must be submitted to non-binding mediation using an independent mediator reasonably acceptable to the other party prior to filing a law suit. If after mediation, no agreement or resolution has been reached, a disputing party may file a lawsuit. The foregoing provision shall not in any way be interpreted to limit a party's ability to seek injunctive relief, which is specifically excepted from this Article 13.

## ARTICLE 14
## DISSOLUTION, WINDING UP AND TERMINATION

14.01 Dissolution.

(a) Subject to Section 14.01(b), the Company shall dissolve and its affairs shall be wound up upon the first to occur of the following events (each a "Dissolution Event"):

(i) the consent of the holders of a Majority Vote of all the Shares;

(ii) entry of a decree of judicial dissolution of the Company under the Act;

(iii) the occurrence of any event specified in the Certificate to cause dissolution (if any).

No other event shall cause the Company to dissolve.

(b) If a Dissolution Event described in subparagraphs (iii) of Section 14.01(a) shall occur and there shall be at least one Member remaining, the Company shall not be dissolved, and the business of the Company shall be continued, if the remaining Members so agree within 90 Days of the occurrence of such Dissolution Event (such agreement is referred to herein as a "Continuation Election"). If a Continuation Election is made following the occurrence of a Dissolution Event described in subparagraph (iii) of Section 14.01(a), the Members shall promptly amend the Certificate in the manner described in the Act.

14.02 Winding Up and Termination. Upon the occurrence of a Dissolution Event, unless a Continuation Election is made, a liquidator shall be selected by the Board of Managers. The liquidator shall proceed diligently to wind up the affairs of the Company and make final distributions as provided herein and in the Act. The costs of winding up shall be borne as a Company expense. Until final distribution, the liquidator shall continue to operate the Company properties with all the power and authority granted to the Board of Managers in this Agreement. The steps to be accomplished by the liquidator are as follows:

(a) as promptly as possible after dissolution and again after final winding up, the liquidator shall cause a proper accounting to be made by a firm of certified public accountants of the Company's assets, liabilities and operations through the last calendar day of the month in which the dissolution occurs or the final winding up is completed, as applicable;

(b) the liquidator shall cause the notice to be mailed to each known creditor of and claimant against the Company;

(c) the liquidator shall pay, satisfy or discharge from Company funds all of the debts, liabilities and obligations of the Company (including all expenses incurred in winding up and any advances described in Section 4.04) or otherwise make adequate provision for payment and discharge thereof (including the establishment of a cash escrow fund for contingent liabilities in such amount and for such term as the liquidator may reasonably determine); and

(d) all remaining assets of the Company shall be distributed to the Members as follows:

(i) the liquidator may sell any or all Company property, including to Members, and all items of Company income, gain, loss or deduction shall be credited or charged to the Capital Accounts of the Members in accordance with the provisions of Exhibit C;

(ii) with respect to all Company property that has not been sold, the fair market value of that property shall be determined by the liquidator and the Capital Accounts of the Members shall be adjusted to reflect the manner in which the Unrealized Gain and Unrealized Loss inherent in that property which has not been reflected in the Capital Accounts previously would be allocated among the Members if there were a taxable disposition of that property for the fair market value of that property on the date of distribution; and

(iii) Company property and/or cash shall be distributed among the Members according to their positive Capital Account balances, as determined after taking into account all Capital Account adjustments for the Taxable Year during which the liquidation of the Company occurs, other than those made by reason of this clause (iii), and such distributions shall be made by the end of the taxable year of the Company during which the liquidation of the Company occurs (or, if later, 90 Days after the date of the liquidation).

(iv) All distributions in kind to the Members shall be made subject to the liability of each distributee for costs, expenses and liabilities theretofore incurred or for which the Company has committed prior to the date of distribution. The distribution of cash and/or property to a Member in accordance with the provisions of this Section 14.02 constitutes a complete return to the Member of his Capital Contributions and a complete distribution to the Member in liquidation of his Shares and all the Company's property and constitutes a compromise to which all Members have consented. To the extent that a Member returns funds to the Company, he has no claim against any other Member for those funds.

14.03 Deficit Capital Accounts. No Member shall be required to pay to the Company, to any other Member or to any third party any deficit balance which may exist from time to time in such Member's Capital Account.

14.04 Certificate of Cancellation. On completion of the distribution of the Company's property as provided herein, the liquidator (or such other Person or Persons as the Act may require or permit) shall file a certificate of cancellation with the Secretary of State of the State Delaware, cancel any other filings made pursuant to Section 2.05, and take such other actions as may be necessary to terminate the existence of the Company. Upon the issuance of a certificate of cancellation by the Secretary of State of the State of Delaware, the existence of the Company shall cease, except as may be otherwise provided by the Act or other applicable Law.

## ARTICLE 15
## GENERAL PROVISIONS

15.01 Offset. Whenever the Company is to pay any sum to any Member, any amounts that Member owes the Company may be deducted from that sum before payment.

15.02 Notices. Except as expressly set forth to the contrary in this Agreement, all notices, requests or consents provided for or permitted to be given under this Agreement must be in writing and must be delivered to the recipient in person, by courier or certified mail, return receipt requested or by email or facsimile unless previously objected to by the receiving Member or Manager, and a notice, request or consent given under this Agreement is effective on receipt by the Person to receive it. All notices, requests and consents to be sent to a Member must be sent to or made at the addresses given for that Member on Exhibit A or in the instrument described in Section 3.03(c)(i)(B), or such other address as that Member may specify by notice to the other Members. Any notice, request or consent to the Company must be given at the following address: 131 East Maple Street, Hinsdale, IL 60521. Whenever any notice is required to be given by Law, the Certificate or this Agreement, a written waiver thereof, signed by the Person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice.

15.03 Entire Agreement. This Agreement constitutes the entire agreement of the Members and their Affiliates relating to the Company and supersedes all prior contracts or agreements with respect to the Company, whether oral or written.

15.04 Effect of Waiver or Consent. A waiver or consent, express or implied, to or of any breach or default by any Person in the performance by that Person of his obligations with respect to the Company is not a consent or waiver to or of any other breach or default in the performance by that Person of the same or any other obligations of that Person with respect to the Company. Failure on the part of a Person to complain of any act of any Person or to declare any Person in default with respect to the Company, irrespective of how long that failure continues, does not constitute a waiver by that Person of his rights with respect to that default until the applicable statute-of-limitations period has run.

15.05 Binding Effect. Subject to the restrictions on Dispositions set forth in this Agreement, this Agreement is binding on and inures to the benefit of the Members and their respective heirs, legal representatives, successors and assigns.

15.06 Governing Law; Severability. THIS AGREEMENT IS GOVERNED BY AND SHALL BE CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE, EXCLUDING ANY CONFLICT-OF-LAWS RULE OR PRINCIPLE THAT MIGHT REFER THE GOVERNANCE OR THE CONSTRUCTION OF THIS AGREEMENT TO THE LAW OF ANOTHER JURISDICTION. In the event of a direct conflict between the provisions of this Agreement and (a) any provision of the Certificate, or (b) any mandatory, non-waivable provision of the Act, such provision of the Certificate or the Act shall control. If any provision of the Act provides that it may be varied or superseded in the company agreement of a limited liability company (or otherwise by agreement of the members of a limited liability company), such provision shall be deemed superseded and waived in its entirety if this Agreement contains a provision addressing the same issue or subject matter. If any provision of this Agreement or the application thereof to any Person or circumstance is held invalid or unenforceable to any extent, the remainder of this Agreement and the application of that provision to other Persons or circumstances is not affected thereby and that provision shall be enforced to the greatest extent permitted by Law.

15.07 Further Assurances. In connection with this Agreement and the transactions contemplated hereby, each Member shall execute and deliver any additional documents and instruments and perform any additional acts that may be necessary or appropriate to effectuate and perform the provisions of this Agreement and those transactions.

15.08 Waiver of Certain Rights. Each Member irrevocably waives any right he may have to maintain any action for dissolution of the Company or for partition of the property of the Company.

15.09 Directly or Indirectly. Where any provision of this Agreement refers to action to be taken by any Person, or which such Person is prohibited from taking, such provision shall be applicable whether such action is taken directly or indirectly by such Person, including actions taken by or on behalf of any Affiliate of such Person.

15.10 Counterparts. This Agreement may be executed in any number of counterparts with the same effect as if all signing parties had signed the same document. All counterparts shall be construed together and constitute the same instrument.

Signature Page Follows.

IN WITNESS WHEREOF, this LLC Agreement of PALM ENERGY SYSTEMS, LLC has been executed as of the date first set forth above.

MEMBERS:

_____________________________ Rajiv Narain

_____________________________ Francois Mahu

_____________________________ Samir Varma, representing ISPD, Inc.

_____________________________

# EXHIBIT A

**MEMBERS:**

| | | |
|---|---|---|
| Rajiv Narain | Sharing Ratio: | 44.1600% |
| | Common Shares: | 441,600 |
| | Initial Capital Contribution | As noted in the financial records of the Company |
| Francois Mahu | Sharing Ratio: | 29.4400% |
| | Common Shares: | 294,400 |
| | Initial Capital Contribution | As noted in the financial records of the Company |
| ISPD, Inc. | Sharing Ratio: | 9.2000% |
| | Common Shares: | 92,000 |
| | Initial Capital Contribution | As noted in the financial records of the Company |
| Kesan & Associates, PC | Sharing Ratio: | 9.2000% |
| | Common Shares: | 92,000 |
| | Initial Capital Contribution | As noted in the financial records of the Company |
| Shares to be issued | Sharing Ratio: | 8% |
| | Common Shares: | 80,000 |
| | Initial Capital Contribution | As noted in the financial records of the Company |

**TAX MATTERS PARTNER:**

Samir Varma, representing ISPD, Inc.

## EXHIBIT B

## DEFINITIONS

"Act" — shall have the meaning given such term in the preamble hereto.

"Adjusted Capital Account" — means, with respect to any Member, such Member's Capital Account as of the end of the relevant Taxable Year, after giving effect to the following adjustments:

(a) Credit to such Capital Account any amounts which such Member is deemed to be obligated to restore pursuant to Treasury Regulations Sections 1.704-1(b)(2)(ii)(c), 1.704-2(g)(1) and 1.704-2(i)(5); and

(b) Debit to such Capital Account the items described in Treasury Regulations Section 1.704-1(b)(2)(ii)(d)(4), (5) and (6).

The foregoing definition of "Adjusted Capital Account" is intended to comply with the provisions of the Treasury Regulations Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

"Additional Capital Contribution" — means any additional contribution of Contributed Property and the amount of such contribution shall be the Agreed Value of such Contributed Property net of any indebtedness or other liability, whether assumed by the Company or to which the Contributed Property is subject.

"Affiliate" — means (a) with respect to any Person who is a natural person, (i) each Entity that such Person Controls, and (ii) each member of such Person's Family; and (b) with respect to any Person that is an Entity, (i) each Entity that such Person Controls, (ii) each Person that Controls such Person, and (iii) each Entity that is under common Control with such Person.

"Agreed Value" — means, in the case of any contributions or distributions of property, the fair market value of that property, as that fair market value is determined by the Board of Managers using such reasonable method of valuation as it may adopt.

"Agreement" — shall have the meaning given such term in the preamble hereto.

"Assignee" — means any Person that acquires Common Shares through a Disposition; provided, however, an Assignee shall have no right to be admitted to the Company as a member except in accordance with Section 3.03(b)(iv). The Assignee of a deceased Member is the Person or Persons to whom the deceased Member's Common Shares are bequeathed, or by whom they are inherited, pursuant to the deceased Member's duly-probated will or a probate court order applying the laws of intestate succession. In the case of a Divorce, the Assignee is the spouse of the applicable Member, in the case of a Spouse's Death, the Assignee is the Person or Persons to whom the spouse's (or former spouse's) Spouse's Portion is bequeathed, or by whom it is inherited, pursuant to the deceased spouse's (or former spouse's) duly-probated will or a probate court order applying the Laws of intestate succession.

"Bankruptcy" or "Bankrupt" — means, with respect to any Person, that (a) such Person (i) makes a general assignment for the benefit of creditors; (ii) files a voluntary bankruptcy petition; (iii) becomes the subject of an order for relief or is declared insolvent in any federal or state bankruptcy or insolvency proceedings; (iv) files a petition or answer seeking for such Person a reorganization, arrangement, composition, readjustment, liquidation, dissolution or similar relief under any Law; (v) files an answer or other pleading admitting or failing to contest the material allegations of a petition filed against such Person in a proceeding of the type described in subclauses (i) through (iv) of this clause (a); or (vi) seeks, consents to, or acquiesces in the appointment of a trustee, receiver or liquidator of such Person or of all or any substantial part of such Person's properties; or (b) against such Person, a proceeding seeking reorganization, arrangement, composition, readjustment, liquidation, dissolution or similar relief under any Law has been commenced and 120 Days have expired without dismissal thereof or with respect to which, without such Person's consent or acquiescence, a trustee, receiver or liquidator of such Person or of all or any substantial part of such Person's properties has been appointed and 90 Days have expired without the appointment having been vacated or stayed, or 90 Days have expired after the date of expiration of a stay, if the appointment has not previously been vacated.

"Board of Managers" – means the board of managers of the Company.

"Built-In Gain" — means with respect to any Company property (a) the excess of the Agreed Value of any Contributed Property over its adjusted basis for federal income tax purposes as of the time of contribution and (b) in the case of any adjustment to the Carrying Value of any Company property pursuant to Section 4.05(b) as a result of a contribution of property for a Share, the Unrealized Gain with respect to that property.

"Built-In Loss" — means with respect to any Company property (a) the excess of the adjusted basis for federal income tax purposes of any Contributed Property over its Agreed Value as of the time of contribution and (b) in the case of any adjustment to the Carrying Value of any Company property pursuant to Section 4.05(b) as a result of a contribution of property for a Common Share, the Unrealized Loss with respect to that property.

"Business Day" — means any day other than a Saturday, a Sunday or a holiday on which national banking associations in the State of Delaware are closed.

"Capital Account" — shall have the meaning given such term in Section 4.05(a).

"Carrying Value" – means, with respect to any Contributed Property, the Agreed Value of that Contributed Property reduced as of the time of determination by all Depreciation charged to the Capital Accounts with respect to that Contributed Property and an appropriate amount to reflect any sales, retirements or other dispositions of assets included in that Contributed Property and, with respect to any other Company property, the adjusted basis of that property for federal income tax purposes as of the time of determination. The Carrying Values shall be further adjusted as provided in Section 4.05(b).

"Certificate" — means the certificate of formation filed pursuant to the Act by the organizer with the Office of the Secretary of State of the State of Delaware to form the Company, as such certificate of formation may be amended from time to time.

"Code" — means the United States Internal Revenue Code of 1986, as amended from time to time.

"Common Shares" — means an undivided fractional part of the Membership Rights of all the Members and Assignees in those Shares designated "Common Shares."

"Company" — shall have the meaning given such term in the preamble hereto.

"Continuation Election" — shall have the meaning given such term in Section 14.01(b).

"Contributed Property" — means cash or other property contributed to the capital of the Company.

"Control" or "Controlling" — means the possession, directly or indirectly, through one or more intermediaries, of the following: (a) in the case of a corporation, more than 50% of the outstanding voting securities thereof; (b) in the case of a limited liability company, partnership, limited partnership or joint venture, the right to more than 50% of the distributions therefrom (including liquidating distributions); (c) in the case of a trust or estate, more than 50% of the beneficial interest therein; (d) in the case of any other Entity, more than 50% of the economic or beneficial interest therein; or (e) in the case of any Entity, the power or authority, through ownership of voting securities, by contract or otherwise, to direct the management, activities or policies of the Entity.

"Day" — means a calendar day; provided, however, if any period of Days referred to in this Agreement shall end on a Day that is not a Business Day, then the expiration of such period shall be automatically extended until the first succeeding Business Day.

"Default" — means, with respect to any Member, (a) the failure of a Member to comply in any material respect with any of his agreements, covenants or obligations under this Agreement; (b) the failure of any representation or warranty made by a Member in this Agreement to have been true and correct in all material respects at the time it was made, in the case of either (a) or (b), if such default is not cured by the applicable Member within 30 Days of her receiving notice of such default from any other Member (or, if such default is not capable of being cured within such 30 Day period, such Member fails to promptly commence substantial efforts to cure such default or to prosecute such curative efforts to completion with continuity and diligence); and (c) as described below in the definition of "Material Default."

"Default Rate" — means a rate per annum equal to the lesser of (a) 4% plus the Prime Rate, and (b) the maximum rate permitted by Law.

"Depreciation" — means, for each Taxable Year or other period, an amount equal to the depreciation, amortization (including pursuant to sections 197 and 709 of the Code) or other cost recovery deduction allowable with respect to an asset for such period for federal income tax purposes, except that (1) with respect to an asset whose Carrying Value differs from its adjusted basis for federal income tax purposes and which difference is being eliminated by use of the "remedial method" as defined in Treasury Regulations Section 1.704-3(d), Depreciation for such period shall be the amount of the book basis recovered for such period under the rules prescribed in Treasury Regulations section 1.704-3(d)(2), and (2) with respect to any other asset whose

Carrying Value differs from its adjusted tax basis at the beginning of such period, Depreciation shall be an amount which bears the same ratio to such beginning Carrying Value as the federal income tax depreciation, amortization or other cost recovery deduction for such year or other period bears to such beginning adjusted tax basis; provided, however, that if the federal income tax depreciation, amortization or other cost recovery deduction for such year is zero, Depreciation shall be determined with reference to such beginning Carrying Value using any method selected by the Board of Managers.

"Disability" or "Disabled" — means the first to occur of (a) a Member's being declared legally incompetent under the Laws of the state of his residence, in which event the date of the disability shall be deemed to be the date of such declaration and (b) the Company's receiving a written opinion from a physician designated by the Company to the effect that a Member has incurred a mental or physical condition that can reasonably be expected to prevent such Member from carrying out the Member's material duties for the Company for a period of 12 months or longer from the date of such opinion, in which event the date of the disability shall be deemed to be the date of the physician's written opinion. Each Member hereby covenants and agrees to cooperate with any physician so designated by the Company to determine whether such Member has suffered a disability; provided, that any physician so designated shall consult with any physician designated by, or on behalf of, such Member. *If a Member who is Disabled remains a Member and his or her Shares are not purchased by the Company or the other Members pursuant to Article 12, then such Disabled Member's Shares shall automatically be non-voting until such Member ceases to be Disabled.*

"Dispose," "Disposing" or "Disposition" — means, with respect to any asset (including Shares) a sale, assignment, transfer, conveyance, gift, exchange or other disposition of such asset, whether such disposition be voluntary, involuntary or by operation of Law, including the following: (a) in the case of an asset owned by a natural person, a transfer of such asset upon the death of its owner, whether by will, intestate succession or otherwise; (b) in the case of an asset owned by an Entity, (i) a merger or consolidation of such Entity, (ii) a conversion of such Entity into another type of Entity, or (iii) a distribution of such asset in connection with the dissolution, liquidation, winding up or termination of such Entity; and (c) a disposition in connection with, or in lieu of, a foreclosure of an Encumbrance, but such terms shall not include the creation of an Encumbrance.

"Dissolution Event" — shall have the meaning given such term in Section 14.01(a).

"Divorce" — means the establishment of a Spouse's Portion as a result of the divorce or other termination of the marital relationship of any Member (other than by death), or upon the partition of community property or other Disposition of property between a Member and such Member's spouse.

"Encumber," "Encumbering" or "Encumbrance" — means the creation of a security interest, lien, pledge, mortgage or other encumbrance, whether such encumbrance be voluntary, involuntary or by operation of law.

"Entity" — means any foreign or domestic general partnership, limited partnership, limited liability company, corporation, joint venture, sole proprietorship, trust, business trust, employee benefit plan, cooperative, association or any other entity.

"Expel," "Expelled" or "Expulsion" — means the expulsion or removal of a Member from the Company as a member.

"Family" — means, with respect to any natural person, such person's spouse, lineal ancestors, descendants, by birth or adoption, and siblings.

"Founding Members" – means Narain, Mahu, Varma and Kesan.

"Free Cash Flow" — means all cash funds derived from operations of the Company (including interest received on reserves), without reduction for any non-cash charges, but less cash funds used to pay current operating expenses (including any "guaranteed payments" made to Members) and to pay or establish working capital reserves as determined by the Board of Managers.

"Governmental Authority" — means any federal, state, local or foreign government or any provincial, departmental or other political subdivision thereof, or any Entity, body or authority exercising executive, legislative, judicial, regulatory, administrative or other governmental functions, including any court, department, commission, board, bureau, agency, instrumentality or administrative body.

"Initial Capital Contribution" — means the initial contribution of Contributed Property as set forth on Exhibit A and the amount of such contribution shall be the Agreed Value of such Contributed Property net of any indebtedness or other liability, whether assumed by the Company or to which the Contributed Property is subject.

"Interest" — means a Person's share of the income, gain, loss, deduction and credit of, and the right to receive current and liquidating distributions from, the Company.

"Law" — means any applicable constitutional provision, statute, act, code (including the Code), law, regulation, rule, ordinance, order, decree, ruling, proclamation, resolution, judgment, decision, declaration, or interpretative or advisory opinion or letter of a Governmental Authority.

"Lock-Up Restriction" – has the meaning set forth in Section 3.03(b).

"Majority Vote" — means the vote or consent of a majority of all the Members, unless a class of Members (i.e. holders of Common Shares or another class of Members is specified) is otherwise designated, in which case "Majority Vote" shall mean the vote or consent of a majority of all the Members of such specified class (i.e. holders of Common Shares or another class of Members specified). For purposes of this Agreement and in the governance and management of the Company, each Member shall be entitled to a vote which is equal to his or her Sharing Ratio as the case may be, unless a Member is expressly excluded from such vote, where in such case the Sharing Ratios of such Members shall be recalculated to exclude such excluded Member's Shares.

"Material Default" — means the occurrence of any of the following that results in at least fifty thousand dollars ($10,000) in actual damages to the Company: (i) a Member's gross negligence, fraud or willful violation of any law committed in connection with the Member's status as a Member of the Company; (ii) conviction of, or a plea of nolo contendere with respect to, a first or second degree felony or any crime of theft, fraud or moral turpitude; (iii) the act of a Member of embezzlement or misappropriation of Company funds or any other material acts of dishonesty; or (iv) securing any personal profit, opportunity or benefit by a Member not thoroughly disclosed to and approved by the Company in connection with any transaction entered, to be entered, or that may be entered into on behalf of the Company which is also a violation of Article 8. The occurrence of any of the foregoing that results in less than fifty thousand dollars ($10,000) in actual damages to the Company shall be treated as a Default for the purposes of this Agreement.

"Members" — means each Person admitted to the Company as a Member pursuant to this Agreement and designated as a member on Exhibit A; provided, however, such term shall not include any Person who ceases to be a Member.

"Member Minimum Gain" — shall have the meaning as the term "partner nonrecourse debt minimum gain" set forth in Treasury Regulations Section 1.704-2(i)(2) and will be computed as provided in Treasury Regulations Section 1.704-2(i)(3).

"Member Nonrecourse Debt" — shall have the meaning given such term in Treasury Regulations Section 1.704 2(b)(4).

"Member Nonrecourse Deductions" — shall have the meaning given such term in Treasury Regulations Section 1.704-2(i). The amount of Member Nonrecourse Deductions with respect to a Member Nonrecourse Debt for any Taxable Year equals the excess, if any, of the net increase, if any, in the amount of Member Minimum Gain attributable to such Member Nonrecourse Debt during such Taxable Year over the aggregate amount of any distributions during such Taxable Year to the Member that bears the economic risk of loss for such Member Nonrecourse Debt to the extent such distributions are from the proceeds of such Member Nonrecourse Debt and are allocable to an increase in Member Minimum Gain attributable to such Member Nonrecourse Debt determined in accordance with Treasury Regulations Section 1.704-2(i).

"Membership Rights" — means, with respect to any Member, (a) that Member's status as a member; (b) that Member's Interest; (c) all other rights, benefits and privileges enjoyed by that Member (under the Act, the Certificate, this Agreement or otherwise) in his capacity as a member, including that Member's rights to vote on, consent to or approve certain matters and his right to participate in the management of the Company; and (d) all obligations, duties and liabilities imposed on that Member (under the Act, the Certificate, this Agreement or otherwise) in his capacity as a member, including any obligations to make Capital Contributions.

"Nonrecourse Deductions" — shall have the meaning given such term in Treasury Regulations Section 1.704-2(b). The amount of Nonrecourse Deductions for any Taxable Year equals the excess, if any, of the net increase, if any, in the amount of Partnership Minimum Gain attributable to Nonrecourse Liabilities during such Taxable Year over the aggregate amount of any distributions during such Taxable Year of proceeds of a Nonrecourse Liability that are allocable

to an increase in Partnership Minimum Gain attributable to Nonrecourse Liabilities, determined in accordance with the provisions of Treasury Regulations Section 1.704-2(c).

"Nonrecourse Liability" — shall have the meaning given such term in Treasury Regulations Section 1.704-2(b)(3).

"Person" — means any natural person or Entity and any heir, executor, administrator, legal representative, successor or assign thereof where the context so admits.

"Prime Rate" — means a rate per annum equal to the lesser of (a) a varying rate per annum that is equal to the interest rate publicly quoted by The Wall Street Journal as the "Prime Rate" (the base rate on corporate loans at large U.S. money center commercial banks) and (b) the maximum rate permitted by Law.

"Proceeding" — shall have the meaning given such term in Section 10.02(a).

"Profit" and "Loss" — means, for each Taxable Year, an amount equal to the Company's federal taxable income or loss under Section 703(a) of the Code (but including in taxable income or loss, for this purpose, all items of income, gain, loss or deduction required to be stated separately pursuant to Section 702(a) of the Code), with the following adjustments:

(i) any income of the Company exempt from federal income tax and not otherwise taken into account in computing taxable income or loss will be added to such taxable income or loss;

(ii) any expenditures of the Company described in Section 705(a)(2)(B) of the Code (or treated as expenditures described in Section 705(a)(2)(B) of the Code pursuant to Treasury Regulations Section l.704-1(b)(2)(iv)(i)) and not otherwise taken into account in computing taxable income or loss will be subtracted from such taxable income or loss;

(iii) in the event the Carrying Value of any Company asset is adjusted in accordance with Section 4.05(b), the amount of such adjustment will be taken into account as gain or loss from the disposition of such asset;

(iv) gain or loss resulting from any disposition of any asset of the Company with respect to which gain or loss is recognized for federal income tax purposes will be computed by reference to the Carrying Value of the asset disposed of, notwithstanding that the adjusted tax basis of such asset differs from its Carrying Value;

(v) in lieu of the depreciation, amortization and other cost recovery deductions taken into account in computing such taxable income or loss, there will be taken into account Depreciation for such Taxable Year or other period;

(vi) to the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Section 734 of the Code is required pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(m) to be taken into account in determining Capital Accounts as a result of a distribution other than in liquidation of a Member's Common Shares, the amount of such adjustment shall be

treated either as an item of gain (if the adjustment increases the basis of the asset) or an item of loss (if the adjustment decreases the basis of the asset) from the disposition of the asset; and

(vii) any fees and other expenses incurred by the Company to promote the sale of (or to sell) a Common Share that can neither be deducted nor amortized under Section 709 of the Code will be treated as an item of deduction.

"Securities Act" — means the Securities Act of 1933, as amended from time to time.

"Shares" – means the Common Shares and any additional classes of Shares created pursuant to Section 3.02(b).

"Sharing Ratio" — means, with respect to any Member as of any date, the ratio (expressed as a percentage) of the number of Shares held by such Member on such date to the aggregate number of all Shares which are issued and outstanding on such date.

"Sole Discretion" — means, with respect to any Person, that Person's sole and absolute discretion, with or without cause, and subject to such conditions as he shall deem appropriate.

"Spouse's Death" — means the death of a Member's spouse (or former spouse) prior to the death of such Member, and, in connection with such death, the establishment of a Spouse's Portion to which (or to a portion of which) such Member does not succeed.

"Spouse's Portion" — means that portion (if any) of a Member's Common Shares that such Member's spouse, such Member's former spouse, such Member's spouse's estate or such Member's former spouse's estate is determined to own by a court of competent jurisdiction or, in the absence of a judicial determination, by a written agreement between the Member and such spouse, such spouse's estate, such former spouse or such former spouse's estate.

"Taxable Year" — means the Company's taxable year which shall be the calendar year or such other taxable year required by Section 706(b) of the Code.

"TMP" — shall have the meaning given such term in Section 2.03(a) of Exhibit C to the Operating Agreement.

"Treasury Regulations" — means the income tax regulations, including temporary regulations, promulgated under the Code, as those regulations may be amended from time to time. Any reference herein to a specific section of the Treasury Regulations shall include any corresponding provisions of succeeding, similar, substitute, proposed or final Treasury Regulations.

"Unanimous Vote" – means, the vote or consent of all the Members, unless a class of Members (i.e. holders of Common Shares or another class of Members) is otherwise designated, in which case "Unanimous Vote" shall mean the vote or consent of all the Members of such specified class (i.e. holders of Common Shares or another class of Members).

"Unrealized Gain" — means, with respect to any property of the Company as of the date of determination, the excess of the fair market value of that property as of that date of determination over the Carrying Value of that property as of that date of determination.

"Unrealized Loss" — means, with respect to any property of the Company as of the date of determination, the excess of the Carrying Value of that property as of that date of determination over the fair market value of that property as of that date of determination.

"Withdraw," "Withdrawing" or "Withdrawal" — means the withdrawal, resignation or retirement of a Member from the Company as a member. Such terms shall not include any Dispositions of Shares (which are governed by Section 3.03), even though the Member making a Disposition may cease to be a member as a result of such Disposition.

Other terms defined elsewhere in this Agreement shall have the meanings so given them.

# EXHIBIT C

## ARTICLE 1
## TAX ALLOCATIONS

1.01 Capital Account Allocations.

(a) Profit. Except as otherwise provided herein or unless another allocation is required by Treasury Regulations promulgated under Section 704(b) of the Code, for purposes of maintaining the Capital Accounts, Profit shall be allocated among the Members in proportion to their Sharing Ratios.

(b) Loss. Except as otherwise provided herein or unless another allocation is required by Treasury Regulations promulgated under Section 704(b) of the Code, for purposes of maintaining the Capital Accounts, Loss shall be allocated among the Members in proportion to their respective Sharing Ratios; provided, however, that no Limited Member shall be allocated any Loss (or items of loss or deduction) if such allocation would cause such limited Member to have a deficit in his Adjusted Capital Account. Any such Loss (or items of loss or deduction) in excess of the limitation set forth in the preceding sentence shall be allocated to the Members whose Adjusted Capital Account balances are positive in proportion to their Sharing Ratios. Any remaining Loss shall be allocated to the General Member.

1.02 Regulatory Allocations. Notwithstanding Section 1.01, the following special allocations shall be made in the following order and priority:

(a) Minimum Gain Chargeback. If there is a net decrease in Partnership Minimum Gain during any Taxable Year, each Member will be specially allocated items of Company income and gain for such Taxable Year (and, if necessary, subsequent Taxable Years) in proportion to, and to the extent of, an amount equal to such Member's share of the net decrease in Partnership Minimum Gain determined in accordance with Treasury Regulations Section 1.704-2(g)(2). The items to be allocated will be determined in accordance with Treasury Regulations Section 1.704-2(f). This Section 1.02(a) is intended to comply with the minimum gain chargeback requirement in Treasury Regulations Section 1.704-1(f) and shall be interpreted consistently therewith.

(b) Member Minimum Gain Chargeback. Except as provided in Section 1.02(a), if there is a net decrease in Member Minimum Gain attributable to Member Nonrecourse Debt during any Taxable Year, determined in accordance with Treasury Regulations Section 1.704-2(i)(3), then, except as provided in Treasury Regulations Section 1.704-2(i)(4), each Member who has a share of the Member Minimum Gain attributable to such Member Nonrecourse Debt, determined in accordance with Treasury Regulations Section 1.704-2(i)(5), will be allocated items of income and gain for such Taxable Year (and, if necessary, subsequent Taxable Years) equal to such Member's share of the net decrease in Member Minimum Gain. The items to be allocated will be determined in accordance with Treasury Regulations Section 1.704-2(j)(2). This Section 1.02(b) is intended to comply with the minimum gain chargeback requirement in Treasury Regulations Section 1.704-2(i) and shall be interpreted consistently therewith.

(c) Qualified Income Offset. In the event any Member unexpectedly receives any adjustment, allocation or distribution described in Treasury Regulations Section 1.704-1(b)(2)(ii)(d)(4), (5) or (6), such Member shall be specially allocated items of income and gain (consisting of a pro rata portion of each item of income and gain) in an amount and in the manner sufficient to eliminate any deficit in such Member's Adjusted Capital Account as quickly as possible. This Section 1.02(c) is intended to be a "qualified income offset" as that term is used in Treasury Regulations Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

(d) Stop Loss. No amount of Loss shall be allocated to any Member to the extent that any such allocation would cause such Member to have a, or increase the amount of an existing, deficit in such Member's Adjusted Capital Account balance at the end of any Taxable Year. All Loss in excess of the limitation set forth in this Section 1.02(d) shall be allocated among such other Members, who have positive Adjusted Capital Account balances, in proportion to such positive Adjusted Capital Account balances, until each Member's positive Adjusted Capital Account balance is reduced to zero. Thereafter, any remaining Loss shall be allocated to the Members in proportion to their relative interests in the Company as required by Section 704(b) of the Code.

(e) Nonrecourse Deductions. Nonrecourse Deductions for each Taxable Year shall be allocated among the Members in proportion to their Sharing Ratios.

(f) Member Nonrecourse Deductions. Any Member Nonrecourse Deductions for any Taxable Year shall be specially allocated to the Member who bears the economic risk of loss with respect to the Member Nonrecourse Debt to which such Member Nonrecourse Deductions are attributable in accordance with Treasury Regulations Section 1.704-2(i)(1).

(g) Section 754 Adjustments. To the extent an adjustment to the adjusted tax basis of any Company property pursuant to Sections 734(b) or 743(b) of the Code is required, pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of such adjustment to the Capital Accounts will be treated as an item of gain (if the adjustment increases the basis of the property) or loss (if the adjustment decreases such property) and such gain or loss will be specially allocated among the Members in a manner consistent with the manner in which their Capital Accounts are required to be adjusted pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(m).

1.03 Curative Allocations. To the extent possible, the allocations required under Section 1.02 shall be offset by other allocations under Section 1.02 or by special allocations of other Company items of income, gain, loss, and deduction pursuant to this Section 1.03 (for the current and subsequent Taxable Years if necessary), in whatever manner a Unanimous Vote determines appropriate, so that after such offsetting allocations are made, each Member's Capital Account balance is, to the extent possible, equal to the Capital Account balance such Member would have had if the allocations required under Section 1.02 were not part of this Agreement and all Company items were allocated pursuant to Section 1.01.

1.04 Tax Allocations.

(a) The Company shall, except to the extent such item is subject to allocation pursuant to Section 1.04(b) below, allocate each item of income, gain, loss, deduction and credit, as determined for federal and other income tax purposes, in the same manner as such item was allocated for purposes of maintaining the Members' Capital Accounts.

(b) The Company, for federal and other income tax purposes, shall allocate items of income, gain, loss, depreciation, cost recovery and amortization deductions attributable to any Contributed Property with a Built-In Gain or Built-In Loss pursuant to Section 704(c) of the Code using any method provided under the Treasury Regulations that a Unanimous Vote selects. Similar allocations shall be made in the event that the Carrying Value of Company properties subject to depreciation, cost recovery or amortization are adjusted pursuant to Section 4.05(b) of the Operating Agreement upon the issuance of Common Shares for cash or other property. If an existing Member acquires additional Common Shares, such allocations shall apply only to the extent of his additional Common Shares. No allocation under Section 704(c) of the Code shall be charged or credited to a Member's Capital Account.

1.05 Varying Interests. All items of Profit and Loss shall be allocated, and all distributions shall be made, to the Persons shown on the records of the Company to have been Members as of the last calendar day of the period for which the allocation or distribution is to be made. Notwithstanding the foregoing, if during any Taxable Year there is a change in any Member's Sharing Ratio in the Company, the Members agree that their allocable shares of Profit and Loss, and each item thereof, for the Taxable Year shall be determined on any method determined by a Unanimous Vote to be permissible under Section 706 of the Code and the Treasury Regulations thereunder to take into account the Member's varying interests.

1.06 Transferor/Transferee Allocations. Unless another method is required by the Code or if another method is permitted by the Code and is agreed to by a Unanimous Vote, the transferor and the transferee, Profit and Loss, and each item thereof, attributable to any Common Share which has been transferred shall be allocated between the transferor and the transferee in proportion to the number of days each held such Common Shares during the Taxable Year without regard to Company's operations during such days. However, gain or loss realized on a Disposition of property other than in the ordinary course of business shall be allocated to the Person holding such transferred Common Shares on the date of such Disposition.

1.07 Reliance on Advisors. Each Member may rely upon, and shall have no liability to the other Members or the Company if he does rely upon, the written opinion of tax counsel or accountants retained by the Company from time to time with respect to all matters (including disputes with respect thereto) relating to computations and determinations required to be made under this Exhibit C or other provisions of this Agreement.

## ARTICLE 2
## TAXES

2.01 Tax Returns. The Company shall prepare and timely file all federal, foreign, state and local tax returns required to be filed by the Company. Each Member shall furnish to the Company all pertinent information in his possession relating to the Company's operations that is necessary to enable the Company's tax returns to be timely prepared and filed. As soon as is

reasonably practical following the end of each Taxable Year, the Company shall deliver such information as may be reasonably required by the Members in order for the Members to file their tax returns reflecting the Company's operations. The Company shall bear the costs of the preparation and filing of its tax returns.

2.02 Tax Elections. The Company shall make the following elections on the appropriate tax returns:

(a) to adopt the calendar year as the Company's Taxable Year;

(b) to adopt the cash method of accounting to the extent permitted by Section 448 of the Code;

(c) if a distribution of Company property as described in Section 734 of the Code occurs or upon a transfer of Shares as described in Section 743 of the Code occurs, on request from any Member, to elect to adjust the basis of the Company's properties pursuant to Section 754 of the Code;

(d) to elect to amortize the organizational expenses of the Company ratably over a period of 60 months as permitted by Section 709(b) of the Code; and

(e) any other election the Board of Managers may deem appropriate and in the best interest of the Company and the Members.

Neither the Company, nor any Member may make an election for the Company to be excluded from the application of the provisions of Subchapter K of Chapter 1 of Subtitle A of the Code or similar provisions of applicable state Law, and no provision of this Agreement shall be construed to sanction or approve such an election. An amendment to the preceding sentence shall only be effective upon the unanimous consent of the Members.

2.03 Tax Controversies. The "tax matters partner" (the "TMP") of the Company pursuant to Section 6231(a)(7) of the Code shall be such Member identified on Exhibit A, or such other Member selected by a Unanimous Vote. The TMP shall take such action as may be necessary to cause to the extent possible each other Member to become a "notice partner" within the meaning of Section 6223 of the Code. The TMP shall inform each other Member of all significant matters that may come to his attention in his capacity as TMP by giving notice thereof on or before the tenth Business Day after becoming aware thereof and, within that time, shall forward to each other Member copies of all significant written communications he may receive in that capacity.

Any cost or expense incurred by the TMP in connection with his duties, including the preparation for or pursuance of administrative or judicial proceedings, shall be paid by the Company.

The TMP shall not bind any Member to a settlement agreement without obtaining the consent of such Member. Any Member that enters into a settlement agreement with respect to any Company item (within the meaning of Section 6231(a)(3) of the Code) shall notify the other Members of such settlement agreement and its terms within 90 Days from the date of the settlement.

No Member shall file a request pursuant to Section 6227 of the Code for an administrative adjustment of Company items for any Taxable Year without first notifying the other Members. If a Unanimous Vote consents to the requested adjustment, the TMP shall file the request for the administrative adjustment on behalf of the Members. If such consent is not obtained within 30 Days from such notice, or within the period required to timely file the request for administrative adjustment, if shorter, any Member, including the TMP, may file a request for administrative adjustment on his own behalf. Any Member intending to file a petition under Sections 6226, 6228 or other Section of the Code with respect to any item involving the Company shall notify the other Members of such intention and the nature of the contemplated proceeding. In the case where the TMP is the Member intending to file such petition on behalf of the Company, such notice shall be given within a reasonable period of time to allow the other Members to participate in the choosing of the forum in which such petition will be filed.

If any Member intends to file a notice of inconsistent treatment under Section 6222(b) of the Code, such Member shall give reasonable notice under the circumstances to the other Members of such intent and the manner in which the Member's intended treatment of an item is (or may be) inconsistent with the treatment of that item by the other Members.

2.04 State, Local or Foreign Income or Franchise Taxes. If state or foreign income or franchise taxes become applicable, any references to "income taxes" contained herein shall refer to federal, state, local and foreign income or franchise taxes. References to the Code or Treasury Regulations shall be deemed to refer to corresponding provisions that may become applicable under state, local or foreign income or franchise tax statutes and regulations.

**CONSENT TO ACTION BY MEMBERS WITHOUT A MEETING**

By signing this document, the undersigned, who are all of the members of Palm Energy Systems, LLC, a Delaware limited liability company (the "Company"), consent to the taking of the following actions without a meeting of members in accordance with the terms of the Operating Agreement of the Company:

RESOLVED, that all the members agree that the total number of issued and outstanding shares shall be increased from 1,000,000 to 10,000,000 and the proportional ownership of the total number of shares among all the members shall be maintained the same as before.

The actions taken will be effective when this Consent to Action has been signed by all members of the Company.

Date: 9/2/2020 ______________________

Rajiv Narain

Date: 9/1/ 2020 ______________________

Francois Mahu

Date: 9/1/2020 ______________________

Samir Varma

Date: 9/1/20 ______________________

Jay P. Kesan